UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

Superconductor Technologies Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

867931602
(CUSIP Number)

Apex Trading Group.Inc Room 1816,Zhonghuan International business building and Finance Counsel No.105,zhongshan north road,gulou district,Nanjing city,Jiangsu prov. +86 13813906095
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
JUNE 26,2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 867931602	Page 1 of 3 Pages

1	Names of Reporting Person APEX Trading Group.Inc
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization The People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,268,129
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,268,129
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,129
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) Greater than 5%
14	Type of Reporting Person (See Instructions) IV

Page 1 of 3 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Superconductor Technologies Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company is located at 15511 W. STATE HWY 71SUITE 110-105AUSTIN TX 78738.

Item 2.  Identity and Background.

(a) (b) (c), (f) The name of the person filing this statement is Apex Trading Group.Inc (“APEX” or the “Reporting Person”), a corporation incorporated under the laws of the People's Republic of China. The principal business of APEX is providing global diversified infrastructure and financial services. The principal business address and principal office address of APEX is Room 1816,Zhonghuan International business building,No.105,zhongshan north road,gulou district,Nanjing city,Jiangsu prov.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth on Schedule I hereto and are incorporated herein by reference.

(d) – (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 15, 2020, APEX purchase 1,268,129 shares of Superconductor Technologies Inc. common shares in the open market,with a PosAvgPrc of $1.63.

Item 4.  Purpose of Transaction.

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement and the Separation Agreement.

The reporting person as no current plans to engage in any of the kinds of transactions enumerated in Item 4(a-j)

Item 5.  Interest in Securities of the Issuer.

(a) and (b).

On June 15, 2020, APEX purchase 1,268,129 shares of Superconductor Technologies Inc. common shares in the open market,with a PosAvgPrc of $1.63.

(c)   On June 15, 2020, APEX purchase 1,268,129 shares of Superconductor Technologies Inc. common shares in connection with the purchase as further described in Item 3 above

(d)   No person other than APEX is known to have the right to receive, or the power to direct the receipt of dividends from, or procedes from the sale of, the Shares.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

Page 2 of 3 Pages

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2020

By:	/s/ Alex Ye
	Name:	Alex Ye
	Title:	Director

Page 3 of 3 Pages